October 27, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Attn.:           Loan Lauren P. Nguyen, Special Counsel

Re:	Conforce International, Inc. (“Conforce” or “Company”)
Form 10-K for the fiscal year ended March 31, 2011 – Filed June 29, 2011
Form 10-Q for the quarterly period ended June 30, 2011 – Filed August 15, 2011
File No. 000-53579

Dear Loan Lauren P. Nguyen:

On behalf of Conforce, we submit this letter in response to the additional comments to our letter dated September 13, 2011 which related to Conforce’s above-mentioned filings.

In this letter, we have recited the additional comments from your letter dated October 18, 2011  bold type and have followed each comment with Conforce’s response.

We continue to acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions please contact Jim Collins at 416-895-4367.

Sincerely,

Marino Kulas, President & CEO

Exhibits

1.
We note your response to prior comment 3. Please confirm that in future filings you will include in your exhibit index a complete listing of all exhibits required to be filed by Item601(b) of Regulation S-K. Please clearly mark any exhibits that are incorporated by reference.

In response to Staff’s comments, the Company confirms that in future filings we will include in our exhibit index a complete listing of the exhibits required to be filed by Item 601 (b) of Regulation S-K.

Signatures

2.
We note  your response to prior comment 4 and reissue.  Please confirm that in future filings you will include a second signature block with the signatures of your principal executive officer, principal financial officer, principal accounting officer or controller, and your director.  For any person who occupies more than one of the specified positions, you should indicate in each capacity in which he signs the report.  Refer to General Instruction D(2) of Form 10-K.  See also the Signature page to Form 10-K for the language to be provided for each signature block.  Please provide us with a draft signature page in your response.

In response to Staff’s comments, the Company confirms that in future filings we will provide a second signature block.  Please see attached the draft signature page.

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DRAFT

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Conforce International, Inc. (registrant)

Date, 201X	By:	/s/ Marino Kulas
Marino Kulas
Chairman, CEO and Director
(Principal Executive Officer)

Date, 201X	By:	/s/ Marino Kulas
Marino Kulas
Chairman, CEO and Director
(Principal Accounting Officer)

DRAFT

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